Exhibit 2: Income Statement (Nine Months Ended September 30, 2006)

		Ch$ millions		US$ millions (1)%
		30-Sep-06	30-Sep-05	30-Sep-06	30-Sep-05	Change

Net sales		380,142	352,325	707.9	656.1	7.9%

Cost of goods sold		(185,974)	(175,920)	(346.3)	(327.6)	5.7%
	% of sales	48.9%	49.9%	48.9%	49.9%

Gross profit		194,169	176,405	361.6	328.5	10.1%
	% of sales	51.1%	50.1%	51.1%	50.1%

SG&A		(145,916)	(134,714)	(271.7)	(250.8)	8.3%
	% of sales	38.4%	38.2%	38.4%	38.2%

Operating income		48,253	41,691	89.9	77.6	15.7%
	% of sales	12.7%	11.8%	12.7%	11.8%

Non-operating result
	Financial income	1,437	821	2.7	1.5	75.2%
	Equity in NI of rel. companies	106	(27)	0.2	(0.1)	NM
	Other non-operating income	3,237	1,481	6.0	2.8	118.6%
	Amortization of goodwill	(2,927)	(1,996)	(5.4)	(3.7)	46.6%
	Interest expense	(5,573)	(5,644)	(10.4)	(10.5)	-1.3%
	Other non-operating expenses	(1,256)	(1,175)	(2.3)	(2.2)	6.9%
	Price level restatement	(906)	(110)	(1.7)	(0.2)	727.0%
	Currency exchange result	(464)	195	(0.9)	0.4	NM
	Total	(6,344)	(6,455)	(11.8)	(12.0)	-1.7%

Income before taxes		41,909	35,236	78.0	65.6	18.9%
	Income taxes	(8,864)	(5,079)	(16.5)	(9.5)	74.5%
	Tax rate	21.2%	14.4%	21.2%	14.4%

Minority interest		267	(541)	0.5	(1.0)	NM

Amort. of negative goodwill		37	37	0.1	0.1	0.4%

Net income		33,349	29,654	62.1	55.2	12.5%
	% of sales	8.8%	8.4%	8.8%	8.4%

Earnings per share		104.71	93.10	0.19	0.17	12.5%
Earnings per ADR		523.53	465.51	0.97	0.87

Weighted avg. shares (millions)		318.5	318.5	318.5	318.5

Depreciation		31,156	31,285	58.0	58.3	-0.4%
Amortization		439	410	0.8	0.8	7.0%
EBITDA		79,848	73,386	148.7	136.7	8.8%
	% of sales	21.0%	20.8%	21.0%	20.8%

Capital expenditures		32,175	31,065	59.9	57.8	3.6%

(1) Exchange rate: US$1.00 = Ch$537.03